

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2019

Alon Mualem
Chief Financial Officer
Eltek Ltd.
20 Ben Zion Gelis Street
Sgoola Industrial Zone
Petach Tikva 4927920
Israel

      Re: Eltek Ltd.
          Registration Statement on Form F-1
          Filed February 19, 2019
          File No. 333-229740

Dear Mr. Mualem:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Information Technologies
                               and Services

cc: Steven J. Glusband, Esq.